Filed Pursuant to Rule 253(g)(2)

File No. 024-12450

SUPPLEMENT NO. 1 DATED AUGUST 14, 2025

TO THE OFFERING CIRCULAR DATED APRIL 23, 2025

MCQUEEN LABS SERIES, LLC

This Supplement No. 1 dated August 14, 2025 (this “Supplement”), amends and supplements the Offering Circular of McQueen Labs Series, LLC (the “Company”), dated April 23, 2025 (the “Offering Circular”). This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering Circular (including the disclosures incorporated by reference therein). This Supplement is qualified by reference to the Offering Circular, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular. Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular, in particular:

●	announce the closing of the series offering for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach; and

●	announce the establishment of a Minimum Offering Amount and escrow for McQueen Labs Series LLC - Series 005 Diablo 6.0 VT GT.

CLOSING OF SERIES OFFERING FOR MCQUEEN LABS SERIES LLC - SERIES 001 1986 LAMBORGHINI COUNTACH

On July 25, 2025, the Company closed the series offering for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach pursuant to File No. 024-12450 (the “Offering”). The Offering was originally qualified by the Securities and Exchange Commission on October 23, 2024. The Offering commenced on October 23, 2024, with a maximum offering amount of $343,860 with 17,193 Class A Units qualified to be sold in the Offering at price of $20.00 per Class A Unit. The Company sold 17,193 Class A Units in the Offering resulting in gross offering proceeds of $343,860. The Offering costs included $859.62 for the Rialto Fee. The Administrator paid all expenses of the Offering, including fees and expenses associated with qualification of the Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Offering. The net proceeds from the Offering were $343,000.80.

COVER PAGE

The following table appearing on the outside front cover page of the Offering Circular is replaced in its entirety as follows:

Series	Number of Class A Units	Price to Public	Underwriter Discounts and Commissions(1)	Proceeds, Before Expenses, to Issuer(2)
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT
Per Class A Unit	1	$20.00	$0.05	$19.95
Total Minimum	14,235	20	711.75	283,988.25
Total Maximum(3)	56,938	$20.00	$2,846.90	$1,135,913.10

SERIES OFFERING TABLE

The following table appearing in the “Series Offering Table” section on page 2 of the Offering Circular is replaced in its entirety as follows:

Series Name	Underlying Asset	Maximum Offering Amount	Minimum Offering Size(2)	Maximum Class A Units	Minimum Class A Units	Opening Date		Status
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	1986 Lamborghini Countach	$343,860	$171,940	17,193	8,597	10/23/2024		Closed
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	1984 Ferrari 512	$255,280	$127,640	12,764	6,382	10/23/2024		Open
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	2012 Lexus LFA	$444,840	$222,420	22,242	11,121	12/20/24		Open
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	2014 Mercedes SLS AMG Black Series	$786,720	$393,360	39,336	19,668	12/20/24		Open
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	2001 Lamborghini Diablo VT 6.0 GT	$1,138,760	$284,700	56,938	14,235	[*/*/25]	(1)	Not Yet Open

Series Name	Underlying Asset	Maximum Offering Amount	Minimum Offering Size(2)	Maximum Class A Units	Minimum Class A Units	Opening Date		Status
McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach	1986 Lamborghini Countach	$343,860	$171,940	17,193	8,597	10/23/2024		Closed
McQueen Labs Series LLC - Series 002 1984 Ferrari 512	1984 Ferrari 512	$255,280	$127,640	12,764	6,382	10/23/2024		Open
McQueen Labs Series LLC - Series 003 2012 Lexus LFA	2012 Lexus LFA	$444,840	$222,420	22,242	11,121	12/20/24		Open
McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam	2014 Mercedes SLS AMG Black Series	$786,720	$393,360	39,336	19,668	12/20/24		Open
McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT	2001 Lamborghini Diablo VT 6.0 GT	$1,138,760	$284,700	56,938	14,235	[*/*/25]	(1)	Not Yet Open

RISK FACTORS

The following three paragraphs of the “Risk Factors — Risks Relating to Ownership of the Class A Units and the Offering” section beginning on the bottom of page 30 of the Offering Circular are replaced in their entirety as follows:

There is a risk the Offering of any series will not close.

Some of our series offerings will have a Minimum Offering Amount, while others will not  have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A series offering with a Minimum Offering Amount will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. For any series offering where no Minimum Offering Amount applies, the Company may hold a closing at a date and time determined by the Company, in its sole discretion, without the requirement that any minimum amount of Class A Units be sold. For series offerings with no Minimum Offering Amount the offering will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion. In a series offering with no Minimum Offering Amount, if the total amount raised is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, then the Company’s Administrator may, but is not required to, make the Advance. There are numerous possible scenarios pursuant to which the Offering of any series may be abandoned prior to the initial closing, including the inability raise the Minimum Offering Amount for an applicable series offering, the Administrator’s decision not to provide an advance to a specific series in order to enable it to purchase its Underlying Asset or Subsidiary that owns the Underlying Asset, a material adverse change or event in the capital markets or automobile, art or collectible industry, which could make it impracticable to consummate the Offering of any series. The emergence of material litigation regarding the Company, the outbreak of war or hostilities, or the Company’s determination that the Offering of any series should be delayed, suspended, or abandoned, due to these or other unforeseeable events.

Some of our series Offerings are contingent offerings.

Some of our series offerings will have a Minimum Offering Amount, while others will not have a Minimum Offering Amount. We reserve the right to reject any subscription for any reason. A Minimum Offering Amount and escrow have been established for the following series: McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach, McQueen Labs Series LLC - Series 002 1984 Ferrari 512, McQueen Labs Series LLC - Series 003 2012 Lexus LFA, McQueen Labs Series LLC – Series 004 – 2014 Mercedes Solarbeam, and McQueen Labs Series LLC - Series 005 Diablo 6.0 VT GT. Each of these series offerings will only close if (i) the Maximum Offering Amount of the applicable series has been raised, (ii) the Minimum Offering Amount of the applicable series has been raised and such amount is sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series or (iii) the Minimum Offering Amount of the applicable series has been raised, but such amount is not sufficient for the series to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series, and the Company’s Administrator agrees to advance funds to the series in such amount as to enable it to purchase the Underlying Asset or the subsidiary that owns the Underlying Asset of such series. Any such advance will be interest free and repayable in cash from the proceeds of the applicable series offering or in Class A Units of the series. The Administrator will be under no obligation to make such an advance. If a Minimum Offering Amount is applicable, we will not draw down on investors’ funds in any series offering and admit investors as members until we have raised Minimum Offering Amount and decided to close the applicable series offering. After an investor executes a subscription agreement, for any series with an applicable Minimum Offering Amount, those funds will be revocable until the date the Minimum Offering Amount is reached. If we do not raise the Minimum Offering Amount for an applicable series offering within 12 months after this offering has been qualified by the Commission, we will cancel the applicable series offering and release all investors from their commitments. The Company has engaged North Capital Private Securities Corporation as an escrow facilitator who will facilitate the escrow with a bank that will act as the escrow agent to hold funds tendered by investors for offerings with a Minimum Offering Amount. After the Minimum Offering Amount is reached for any series, the Company may undertake one or more closings of such series on a rolling basis. After each closing, funds tendered by investors will be made available to the Company. Once we reach the Minimum Offering Amount for an applicable series offering, funds invested will not be revocable, meaning you will not be entitled to request the return of your funds; however, in the event that the Minimum Offering Amount for the applicable series is not reached, you will be refunded your investment by the Escrow Agent without interest or deduction. See “Plan of Distribution.”

Some of our series Offerings are not contingent offerings, meaning they have no Minimum Offering Amount.

We anticipate that some of our series offerings will not have a Minimum Offering Amount, while others will have a Minimum Offering Amount. For any series with no Minimum Offering Amount and no escrow established, we will hold closings for such series upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. There will be a separate closing, or closings, with respect to such series, with an initial closing taking place on the date determined by the Company. The Company may undertake one or more closings of such series on a rolling basis. For any series offerings that may have no Minimum Offering Amount there will be no escrow account established, and the Company will be able to access investor funds immediately after closing on such funds, and such offerings will terminate on the date the Maximum Offering Amount is raised or a date at which the offering is earlier terminated by the Company at its sole discretion.